(202) 274-2004	slanter@luselaw.com

VIA EDGAR

June 19, 2012

Mellissa Campbell Duru

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549-3628

Re:	Cryo-Cell International, Inc. (“Cryo-Cell”)

Preliminary Proxy Statement filed on Schedule 14A

Filed on June 8, 2012; File No. 0-23386

Dear Ms. Duru:

On behalf of Cryo-Cell International, Inc. (the “Company”) and in connection with the above-referenced filing, the following are responses to the comments received from the staff of the Securities and Exchange Commission by letter dated June 19, 2012.

Proposal 1 – Election of Directors, page 3

1.	We note the disclosure added in response to comment 6 from our letter dated June 14, 2012 regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise to characterize the added statements as opinions or beliefs and, where necessary, substantiate those statements. For example, substantiate the statement that “Dr. Wheeler provides the Company with additional business development opportunities through his extensive industry contacts.”

Ms. Melissa Duru

Securities and Exchange Commission

June 19, 2012

The disclosure on pages 4-6 has been revised in response to the comment.

Director Independence and Board Leadership Structure, page 10

2.	Supplement the information added in response to comment 4 from our letter dated June 14, 2012 to disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board. Refer to Item 407(h) of Regulation S-K. In addition, clarify within this section that the appointed Co-Chief Executive officer is Mr. David Portnoy’s brother.

The disclosure on page 10 has been revised in response to the comment.

*        *        *         *

We trust the foregoing is responsive to the staff’s comments. We therefore request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com as soon as possible if it has any further comments.

Sincerely,

/s/ Steven Lanter
Steven Lanter

cc:	David I. Portnoy